UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: March 16, 2009

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Camtek Ltd. (the “Company”) Shareholders:

We are pleased to invite you to participate in the 2009 Annual General Meeting of shareholders (the "Meeting"). The Meeting will be held on Monday, April 20th, 2009, at 4:00 p.m. (Israel time), at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel Aviv, Israel.

The following items are on the agenda for the Meeting:

1)	Re-election of three directors to the Board of Directors of the Company;

2)	Re-election of two outside directors to the Board of Directors of the Company;

3)	Authorization to the Company’s Chairman of the Board to continue to hold the position of Chief Executive Officer for an additional term of three years;

4)	Approval of the grant of restricted share units to the Company’s Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern – who both hold a controlling interest in the Company – pursuant to the Company’s 2007 Restricted Share Unit Plan;

5)	Ratification of the reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ended December 31st, 2008, and ratification of the setting by the Company’s Board of Directors of the annual compensation of the independent auditors for fiscal 2008, at the Audit Committee’s recommendation; and

6)	Reappointment of Baker Tilly, Horowitz Idan Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ending December 31st, 2009, and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors for fiscal 2009, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

In addition, at the Meeting we will review and discuss our auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2007.

Record Date

Only shareholders of record at the close of business on March 17, 2009, the record date for determining those shareholders eligible to vote at the Meeting (the “Shareholders”), are entitled to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy, as shall be provided by the Company beginning March 19th, 2009, and to return it promptly in the pre-addressed envelope provided. If voting by mail, the proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel at least twenty-four (24) hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the Proxy Card. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Quorum

According to the Company’s Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing in the aggregate at least one third of the total voting rights of the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any later date as shall be designated and stated in a notice to the shareholders entitled to vote at the Meeting. This notice shall serve as notice of a meeting adjourned to the same day in the next week at the same time and place if no quorum is present at the original date and time, and no further notice of such adjourned meeting will be given to shareholders.

Required Majority

Under the Companies Law, 5795-1999, the vote required for the approval of the proposals in items 1, 5 and 6 above, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.

The vote required for the approval of the proposals in items 2 and 3 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the resolution, provided that: (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

The vote required for the approval of the proposal in item 4 above is the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the resolution, which shall also include: (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of shares held by shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the Company.

Shareholders may review the full version of the proposed resolutions in the Company’s Proxy Statement, as well as the accompanying Proxy Card, beginning March 19th, 2009, on the Israeli Securities Authority’s electronic filing system at: http://www.magna.isa.gov.il, the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il or the Company’s website: http://www.camtek.co.il.

Dated: March 16, 2009

C a m t e k  L t d. ■ Ramat Gavriel, Ha'arig Street, P.O. Box 544, Migdal-Haemek 23105, Israel, Tel: +972-4-6048100 ■ Fax: +972-4-6440523, E-Mail: info@camtek.co.il ■ Web site: www.camtek.co.il